Exhibit 14(a)(1)

Consent of Independent Accountants of Registrant

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 33-34233, Registration No. 33-46861, Registration No. 33-87614, Registration No. 33-97622, Registration No. 33-97624 and Registration No. 33-39364) of Scitex Corporation Ltd. of our report dated March 1, 2004 relating to the financial statements and financial statement schedules, which appears in this Form 20-F.

Tel-Aviv, Israel June 29, 2004	/s/ Kesselman & Kesselman —————————————— Kesselman & Kesselman Certified Public Accountants (Isr.)